SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 26, 2007 announcing Groupe Danone’s intention to delist its American Depositary Receipts (ADRs) from the New York Stock Exchange and to deregister under the US Securities Exchange Act of 1934, as amended.

————————————	PRESS RELEASE	————————————

Paris, April 26th, 2007

GROUPE DANONE INTENDS TO DELIST ITS AMERICAN DEPOSITARY RECEIPTS (ADRs) FROM THE NEW YORK STOCK EXCHANGE (NYSE) AND TO DEREGISTER UNDER THE US SECURITIES EXCHANGE ACT OF 1934

Groupe DANONE announces its intention to apply for the voluntary delisting of its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and voluntary deregistration under the US Securities Exchange Act of 1934. It is expected that the relevant applications will be filed so as to give effect to these actions, following the new deregistration rules issued by the Securities and Exchange Commission. The delisting should occur in July 2007.

The rationale for delisting and deregistration is primarily based on the following:

•	Groupe DANONE is primarily listed on Euronext, which is now part of NYSE-Euronext, where the average trading volume has accounted for nearly 98 % of trading,
•	Groupe DANONE ADR trading volume has remained very low since 2002 and has accounted for about 2% of the total shares traded over the last 4 years (adjusted to reflect the 1 share to 5 ADRs ratio),
•

Groupe DANONE has adopted International Financial Reporting Standards (IFRS) since 2005. It is no longer deemed necessary to publish the consolidated accounts under two accounting standards which the Company believes are generally equivalent in terms of disclosure and quality of information for investors.

Groupe DANONE intends to maintain its ADR program as a “level one” program, to enable investors to retain their ADRs as well as to facilitate Groupe DANONE ADR trading in the US Over-The-Counter market.

This decision has no impact on Groupe DANONE’s continued focus to actively develop its business operations in the United States. In addition, Groupe DANONE remains committed to maintaining high standards of financial information.

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 26, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name:	Antoine Giscard d’Estaing
	Title:	Executive Vice – President and Chief Financial Officer